                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

       Aetna Real Estate Associates, L.P., a Delaware Limited Partnership
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer)*

           Oak Investors, LLC, a Delaware limited liability company -
      Arlen Capital, LLC, a California Limited Liability Company (Offerors)
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                      Limited Partnership Depositary Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  008161 10 10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

 Don Augustine, Manager, Arlen Capital, LLC 1650 Hotel Circle North, Suite 200,
                     San Diego, CA 92101 Tel: (619) 686-2002
       with a copy to: Peter R. Pancione, Esq., Gipson Hoffman & Pancione,
        1901 Avenue of the Stars, Suite 1100Los Angeles, California 90067
                      Tel: (310) 556-4660 Fax: 310-556-8945
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

                Transaction                           Amount of Filing Fee
         Valuation *   $10,000,000                           $2,000


--------------------------------------------------------------------------------
* Set forth the amount on which the filing fee is calculated and state how it was determined.
* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 1,000,000 UNITS AT A PURCHASE PRICE OF $10.00 PER UNIT IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION O-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  __________________       Filing Party:_________________
Form or Registration No.:  __________________     Date Filed:___________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X|          third-party tender offer subject to Rule 14d-1.
     |_|          issuer tender offer subject to Rule 13e-4.
     |_|          going-private transaction subject to Rule 13e-3.
     |_|          amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Schedule TO relates to a tender offer by Oak Investors, LLC, a Delaware limited liability company, to purchase 1,000,000 Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), at $10.00 cash per Unit, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2000 ("Offer to Purchase") and the related Agreement of Sale.

     All information in the Offer to Purchase and Agreement of Sale filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively to this Schedule TO are incorporated herein by this reference in response to all of the Items set forth in Schedule TO.

     The following Items of the Schedule TO contain information that has not been sent to the Partnership's unit holders.

     ITEM 3.  IDENTIFY AND BACKGROUND OF THE FILING PERSON.

     (c)(3) and (4) During the last five years, neither the Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (b) Attached hereto and incorporated herein by this reference are Exhibits
(d)(1) and (d)(2) to this Schedule TO, Agreements dated August 20, 1998 and September 30, 1998, between Purchaser and the Partnership.

     ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (b) Attached hereto and incorporated herein by this reference is Exhibit
(b), the Form of Promissory note.

     ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not Applicable.

     ITEM 12.  EXHIBITS.

     (a)(1)(i)  Offer to Purchase dated February 11, 2000
     (a)(1)(ii) Agreement of Sale
     (a)(1)(iii)Cover Page dated February 11, 2000
     (a)(1)(iv) Summary Publication
     (b)        Form of Promissory Note
     (c)        Not Applicable
     (d)(1) Letter Agreement between Purchaser and the Partnership dated August 20, 1998.
     (d)(2) Letter Agreement between Purchaser and the Partnership dated September 30, 1998
     (e)        Not Applicable
     (f)        Not Applicable
     (g)        Not Applicable
     (h)        Not Applicable

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2000                  OAK INVESTORS, LLC

                                            By:  Arlen Capital, LLC
                                                    its Manager


                                            By: /s/ Don Augustine
                                                --------------------------------
                                            Don Augustine, Manager


                                            ARLEN  CAPITAL, LLC


                                            By: /s/ Don Augustine
                                                --------------------------------
                                            Don Augustine, Manager

                                  EXHIBIT INDEX



Exhibit No.                      Description
-----------                      -----------
(a)(1)(i)             Offer to Purchase, dated February 11, 2000.

(a)(1)(ii)            Agreement of Sale.

(a)(1)(iii)           Cover Page, dated February 11, 2000.

(a)(1)(iv)            Summary Publication.

(b)                   Form of Promissory Note

(c)                   Not Applicable

(d)(1) Letter Agreement between the Purchaser and the Partnership dated August 20, 1998.

(d)(2) Letter Agreement between the Purchaser and the Partnership dated September 30, 1998.

(e)                   Not Applicable.

(f)                   Not Applicable.

(g)                   Not Applicable

(h)                   Not Applicable
